UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             -----------------------

                            EINSTEIN/NOAH BAGEL CORP.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    282577105
                                 (CUSIP Number)

                             -----------------------

                            RICHARD S. BORISOFF, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6064
                            TEL. NO.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                JANUARY 16, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                      ------------------------------
CUSIP NO. 282577105                               PAGE  2  OF 15 PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ENB Acquisition LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO - Partner Contributions
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER
                                          2,114,494 (maximum upon conversion of
          NUMBER OF                       the Debentures - see Item 5 herein)(1)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER
                                          2,114,494 (maximum upon conversion of
                                          the Debentures - see Item 5 herein)(1
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,114,494 (maximum upon conversion of the Debentures -
                  see Item 5 herein)(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.0%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  00
--------------------------------------------------------------------------------
(1) Calculation based upon the conversion price of $21.25 per share, subject to adjustment under certain conditions in accordance with the terms of the Indenture dated as of May 29, 1997.

----------------------------                      ------------------------------
CUSIP NO. 282577105                               PAGE  3  OF 15 PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Three Cities Fund III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER
                                          2,114,494 (maximum upon conversion of
          NUMBER OF                       the Debentures - see Item 5 herein)(1)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER
                                          2,114,494 (maximum upon conversion of
                                          the Debentures - see Item 5 herein)(1
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,114,494 (maximum upon conversion of the Debentures -
                  see Item 5 herein)(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.0%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------
(1) Calculation based upon the conversion price of $21.25 per share, subject to adjustment under certain conditions in accordance with the terms of the Indenture dated as of May 29, 1997.

----------------------------                      ------------------------------
CUSIP NO. 282577105                               PAGE  4  OF 15 PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  TCR G.P. LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER
                                          2,114,494 (maximum upon conversion of
          NUMBER OF                       the Debentures - see Item 5 herein)(1)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER
                                          2,114,494 (maximum upon conversion of
                                          the Debentures - see Item 5 herein)(1
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,114,494 (maximum upon conversion of the Debentures -
                  see Item 5 herein)(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.0%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------
(1) Calculation based upon the conversion price of $21.25 per share, subject to adjustment under certain conditions in accordance with the terms of the Indenture dated as of May 29, 1997.

----------------------------                      ------------------------------
CUSIP NO. 282577105                               PAGE  5  OF 15 PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  J. William Uhrig (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER
                                          2,114,494 (maximum upon conversion of
          NUMBER OF                       the Debentures - see Item 5 herein)(1)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER
                                          2,114,494 (maximum upon conversion of
                                          the Debentures - see Item 5 herein)(1
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,114,494 (maximum upon conversion of the Debentures -
                  see Item 5 herein)(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.0%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------
(1) Calculation based upon the conversion price of $21.25 per share, subject to adjustment under certain conditions in accordance with the terms of the Indenture dated as of May 29, 1997.

----------------------------                      ------------------------------
CUSIP NO. 282577105                               PAGE  6  OF 15 PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  W. Robert Wright (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER
                                          2,114,494 (maximum upon conversion of
          NUMBER OF                       the Debentures - see Item 5 herein)(1)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER
                                          2,114,494 (maximum upon conversion of
                                          the Debentures - see Item 5 herein)(1
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,114,494 (maximum upon conversion of the Debentures -
                  see Item 5 herein)(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.0%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------
(1) Calculation based upon the conversion price of $21.25 per share, subject to adjustment under certain conditions in accordance with the terms of the Indenture dated as of May 29, 1997.

----------------------------                      ------------------------------
CUSIP NO. 282577105                               PAGE  7  OF 15 PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Thomas G. Weld (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER
                                          2,114,494 (maximum upon conversion of
          NUMBER OF                       the Debentures - see Item 5 herein)(1)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER
                                          2,114,494 (maximum upon conversion of
                                          the Debentures - see Item 5 herein)(1
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,114,494 (maximum upon conversion of the Debentures -
                  see Item 5 herein)(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.0%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------
(1) Calculation based upon the conversion price of $21.25 per share, subject to adjustment under certain conditions in accordance with the terms of the Indenture dated as of May 29, 1997.

----------------------------                      ------------------------------
CUSIP NO. 282577105                               PAGE  8  OF 15 PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Willem F. P. de Vogel (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Netherlands
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER
                                          2,114,494 (maximum upon conversion of
          NUMBER OF                       the Debentures - see Item 5 herein)(1)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER
                                          2,114,494 (maximum upon conversion of
                                          the Debentures - see Item 5 herein)(1
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,114,494 (maximum upon conversion of the Debentures -
                  see Item 5 herein)(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.0%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------
(1) Calculation based upon the conversion price of $21.25 per share, subject to adjustment under certain conditions in accordance with the terms of the Indenture dated as of May 29, 1997.

                                                                         9 of 15

ITEM 1.  SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Einstein/Noah Bagel Corp., a Delaware corporation (the "Company") issuable upon conversion of 7.25% Convertible Subordinated Debentures due June 1, 2004 (the "Debentures"). The Company's principal executive office is located at 1687 Cole Boulevard, Golden, Colorado 80401.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) - (c) The persons filing this statement are ENB Acquisition LLC, a Delaware limited liability company ("ENB"), Three Cities Fund III, L.P., a Delaware limited partnership ("Fund III"), TCR G.P. LLC, a Delaware limited liability company ("TCR G.P."), J. William Uhrig ("Uhrig"), W. Robert Wright ("Wright"), Thomas G. Weld ("Weld") and Willem F. P. de Vogel ("de Vogel"). ENB, Fund III, TCR G.P., Uhrig, Wright, Weld and de Vogel are sometimes hereinafter collectively referred to as the "Reporting Persons."

                  ENB

                  ENB is a Delaware limited liability company, formed as a holding company, to invest in securities. The principal business address of ENB, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The information about Fund III, the sole managing member of ENB, required by Instruction C to Schedule 13D is set forth below.

                  Fund III

                  Fund III is a Delaware limited partnership, the principal business of which is serving as the sole managing member of ENB. The principal business address of Fund III, which also serves as its principal office, is 650 Madison Avenue, New York, New York 10022. The information about TCR G.P. LLC, the sole general partner of Fund III, required by Instruction C to Schedule 13D is set forth below.

                  TCR G.P.

                  TCR G.P. is a Delaware limited liability company which serves as the sole general partner of Fund III. The principal business address of TCR G.P. is 650 Madison Avenue, New York, NY 10022. Uhrig, Wright, Weld and de Vogel are individuals who serve as managing members of TCR G. P. The name, residence or business address, and present principal occupation or employment of each managing member of TCR G.P. is as follows:

                                                                        10 of 15

                                 RESIDENCE OR               PRINCIPAL OCCUPATION
     NAME                       BUSINESS ADDRESS                OR EMPLOYMENT
     ----                       ----------------                -------------

J. William Uhrig              650 Madison Avenue         Private equity investor
                              New York, NY 10022

W. Robert Wright              650 Madison Avenue         Private equity investor
                              New York, NY 10022

Willem F. P. de Vogel         650 Madison Avenue         Private equity investor
                              New York, NY 10022

Thomas G. Weld                650 Madison Avenue         Private equity investor
                              New York, NY 10022

                  (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each individual named in this Item 2 is a citizen of the United States of America, except that Willem F. P. de Vogel is a citizen of the Kingdom of the Netherlands.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On January 16, 2001, ENB purchased $38,535,000 face amount of Debentures from Loomis, Sayles & Company, L.P. for an aggregate purchase price of $21,194,250. In addition, in three separate transactions, described in Item 5(c) below, ENB purchased an aggregate of $6,398,000 face amount of Debentures in the open market for an aggregate purchase price of $4,181,500.

                  The aggregate purchase price of the Debentures purchased by the Reporting Persons as reported in this Schedule 13D is $25,375,750.

                  The Reporting Persons used capital contributions by institutional and individual investors to Fund III to fund the purchases of the Debentures reported herein as beneficially owned by them.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The purpose of the acquisition of the Debentures by the Reporting Persons is for investment.

                                                                        11 of 15

It is possible that the Reporting Persons may determine in the future to seek to acquire control of the Company through the acquisition of additional Debentures in anticipation of exchanging the Debentures for securities to be issued in accordance with a proposed reorganization, as more fully described below. It is also possible that the Reporting Persons will hold or sell the Debentures.

                  On April 27, 2000, the Company and its subsidiary, Einstein/Noah Bagel Partners, L.P., a Delaware limited partnership ("Bagel Partners," and together with the Company the "Debtors") filed a voluntary petition for reorganization under Chapter 11 of title 11, 11 U.S.C. Sections 101-1330, as amended, with the United States Bankruptcy Court for the District of Arizona ("Bankruptcy Court"), commencing Chapter 11 Case Nos. 00-4447-ECF-CGC and 00-04448-ECF-CGC. On April 27, 2000, the Debtors also filed a Plan of Reorganization, as amended, and supplemented from time to time (the "Plan").

                  If the Plan is approved by the Bankruptcy Court, the Company will be reorganized and new shares of Common Stock ("New Common Stock") will be authorized. In accordance with the Plan, the Reporting Persons (along with all other holders of the Debentures and certain other creditors of the Company) will exchange their claims for a pro rata share of 89% of the ten million shares of the New Common Stock to be issued in the reorganization and the Debentures will be cancelled.

                  The Reporting Persons reserve the right to continue to acquire the Debentures of the Company at any time and from time to time in the open market or otherwise.

                  Except as set forth in this Item 4, the Reporting Persons have no other present plans or proposals which relate to or would result in:

                  (1) a sale or transfer of a material amount of assets of the Company or any subsidiary thereof;

                  (2) any material change in the present capitalization or divided policy of the Company;

                  (3) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

                  (4) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

                  (5) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act; or

                                                                        12 of 15

                  (6)      any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

                  (a)      ENB

                           ENB may, pursuant to Rule 13d-5 under the Exchange
Act, be deemed to be the beneficial owner of 2,114,494 shares of Common Stock, which constitute approximately 6.0% of the 33,270,535 shares of Common Stock that are outstanding.

                           Fund III

                           In its capacity as the sole managing member of ENB,
Fund III may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,114,494 shares of Common Stock, which constitute approximately 6.0% of the 33,270,535 shares of Common Stock that are outstanding.

                           TCR G.P.

                           In its capacity as the sole general partner of Fund
III, TCR G.P. may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,114,494 shares of Common Stock, which constitute approximately 6.0% of the 33,270,535 shares of Common Stock that are outstanding.

                           Uhrig

                           In his capacity as a managing member of TCR G.P.,
which is the sole general partner of Fund III, which in turn is the sole managing member of ENB, Uhrig may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,114,494 shares of Common Stock, which constitute approximately 6.0% of the 33,270,535 shares of Common Stock that are outstanding.

                           Wright

                           In his capacity as a managing member of TCR G.P.,
which is the sole general partner of Fund III, which in turn is the sole managing member of ENB, Wright may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,114,494 shares of Common Stock, which constitute approximately 6.0% of the 33,270,535 shares of Common Stock that are outstanding.

                           de Vogel

                           In his capacity as a managing member of TCR G.P.,
which is the sole general partner of Fund III, which in turn is the sole managing member of ENB,

------------------------
1 PERCENTAGES AND TOTAL NUMBER OF SHARES OF COMMON STOCK ARE BASED UPON THE TOTAL NUMBER OF SHARES OF COMMON STOCK REPORTED OUTSTANDING AS OF NOVEMBER 13, 2000 IN THE COMPANY'S FORM 10-Q FILED ON NOVEMBER 10, 2000.

                                                                        13 of 15

de Vogel may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,114,494 shares of Common Stock, which constitute approximately 6.0% of the 33,270,535 shares of Common Stock that are outstanding.

                           Weld

                           In his capacity as a managing member of TCR G.P.,
which is the sole general partner of Fund III, which in turn is the sole managing member of ENB, Weld may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,114,494 shares of Common Stock, which constitute approximately 6.0% of the 33,270,535 shares of Common Stock that are outstanding.

                  (b) ENB, Fund III, TCR G.P., Uhrig, Wright, de Vogel and Weld each may be deemed to have the sole power to vote or direct the vote, and to dispose of or direct the disposition of, 2,114,494 shares of Common Stock.

                  (c) During the last 60 days, the only transactions in the Debentures of the Issuer by the persons named in response to paragraph (a) of this Item were the following open market purchases:


     TRANSACTION DATE         FACE VALUE OF DEBENTURES           PURCHASE PRICE
     ----------------         ------------------------           --------------

          1/16/00                 $2,686,000                     $1,477,300.00

          1/16/00                 $  285,000                     $  133,950.00

          1/25/00                 $3,427,000                     $2,570,250.00


                  (d) To the best of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that the Reporting Persons may be deemed to own beneficially.

                  (e) Not applicable.

                                                                        14 of 15

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                  OR RELATIONSHIPS WITH RESPECT TO SECURITIES
                  OF THE ISSUER.

                  There exist no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                                                                        15 of 15

                                   SIGNATURES

                  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2001


                              ENB ACQUISITION LLC

                              By:  Three Cities Fund III, L.P.,
                                   its Managing Member

                              By:  TCR G.P. LLC,
                                   its General Partner

                                   By:  /s/  J. William Uhrig
                                        ---------------------------------------
                                             J. William Uhrig,
                                             a Managing Member


                              THREE CITIES FUND III, L.P.

                              By:  TCR G.P. LLC
                                   its General Partner

                                   By:  /s/  J. William Uhrig
                                        ---------------------------------------
                                             J. William Uhrig,
                                             a Managing Member

                              TCR G.P. LLC

                              By:  /s/  J. William Uhrig
                                   --------------------------------------------
                                        J. William Uhrig,
                                        a Managing Member


                              /s/  J. William Uhrig
                              -------------------------------------------------
                                   J. William Uhrig


                              /s/  W. Robert Wright
                              -------------------------------------------------
                                   W. Robert Wright


                              /s/  Willem F. P. de Vogel
                              -------------------------------------------------
                                   Willem F. P. de Vogel


                              /s/  Thomas G. Weld
                              -------------------------------------------------
                                   Thomas G. Weld